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ANNUAL AUDITED REPORT
FORM X-17A-5
PART III

SEC FILE NUMBER
8-69721

FACING PAGE
Information Required of Brokers and Dealers Pursuant to Section 17 of the
Securities Exchange Act of 1934 and Rule 17a-5 Thereunder

REPORT FOR THE PERIOD BEGINNING 09/01/19 AND ENDING 08/31/20
                                  MM/DD/YY   MM/DD/YY

A. REGISTRANT IDENTIFICATION

NAME OF BROKER-DEALER: **ROBUS CAPITAL PARTNERS LLC**

OFFICIAL USE ONLY
FIRM I.D. NO.

ADDRESS OF PRINCIPAL PLACE OF BUSINESS: (Do not use P.O. Box No.)

301 Recinto Sur St. STE 204
(No. and Street)

SAN JUAN	PR	00918
(City)	(State)	(Zip Code)

NAME AND TELEPHONE NUMBER OF PERSON TO CONTACT IN REGARD TO THIS REPORT
Miguel Moreda   787-342-5973
                                                      (Area Code – Telephone Number)

B. ACCOUNTANT IDENTIFICATION

INDEPENDENT PUBLIC ACCOUNTANT whose opinion is contained in this Report*

KEVANE GRANT THORNTON LLP
(Name – if individual, state last, first, middle name)

33 CALLE BOLIVIA, STE 400	SAN JUAN	PR	00917
(Address)	(City)	(State)	(Zip Code)

CHECK ONE:

- [✔] Certified Public Accountant
- [ ] Public Accountant
- [ ] Accountant not resident in United States or any of its possessions.

FOR OFFICIAL USE ONLY

Claims for exemption from the requirement that the annual report be covered by the opinion of an independent public accountant must be supported by a statement of facts and circumstances relied on as the basis for the exemption. See Section 240.17a-5(e)(2)

Potential persons who are to respond to the collection of
information contained in this form are not required to respond
unless the form displays a currently valid OMB control number.

OATH OR AFFIRMATION

I, **Miguel Moreda** _____, swear (or affirm) that, to the best of

my knowledge and belief the accompanying financial statement and supporting schedules pertaining to the firm of
ROBUS CAPITAL PARTNERS LLC _____ , as

of **AUGUST 31** _____, 20 **20** _____ , are true and correct. I further swear (or affirm) that

neither the company nor any partner, proprietor, principal officer or director has any proprietary interest in any account

classified solely as that of a customer, except as follows:

_____

_____

_____


_____
Signature

CHIEF EXECUTIVE OFFICER
_____
Title


_____
Notary Public

This report ** contains (check all applicable boxes):
- ☑ (a) Facing Page.
- ☑ (b) Statement of Financial Condition.
- ☐ (c) Statement of Income (Loss).
- ☐ (d) Statement of Changes in Financial Condition.
- ☐ (e) Statement of Changes in Stockholders' Equity or Partners' or Sole Proprietors' Capital.
- ☐ (f) Statement of Changes in Liabilities Subordinated to Claims of Creditors.
- ☑ (g) Computation of Net Capital.
- ☐ (h) Computation for Determination of Reserve Requirements Pursuant to Rule 15c3-3.
- ☐ (i) Information Relating to the Possession or Control Requirements Under Rule 15c3-3.
- ☐ (j) A Reconciliation, including appropriate explanation of the Computation of Net Capital Under Rule 15c3-1 and the Computation for Determination of the Reserve Requirements Under Exhibit A of Rule 15c3-3.
- ☐ (k) A Reconciliation between the audited and unaudited Statements of Financial Condition with respect to methods of consolidation.
- ☑ (l) An Oath or Affirmation.
- ☐ (m) A copy of the SIPC Supplemental Report.
- ☐ (n) A report describing any material inadequacies found to exist or found to have existed since the date of the previous audit.

***For conditions of confidential treatment of certain portions of this filing, see section 240.17a-5(e)(3).**

PUBLIC





Financial Statements and Report of Independent Registered Public Accounting Firm

Robus Capital Partners LLC
(A wholly-owned subsidiary of Pacific Capital Corp.)

August 31, 2020

Robus Capital Partners LLC
(A wholly-owned subsidiary of Pacific Capital Corp.)

Table of Contents

Report of Independent Registered Public Accounting Firm

Kevane Grant Thornton LLP
33 Bolivia Street
Suite 400
San Juan, Puerto Rico 00917-2013

T + 1 787 754 1915

F + 1 787 751 1284

E kgt@pr.gt.com

linkedin.com/company/kevane-grant-thornton
facebook.com/kevanegrantthornton

To the Member of
 Robus Capital Partners LLC:

We have audited the accompanying balance sheet of **Robus Capital Partners LLC** (a wholly-owned subsidiary of Pacific Capital Corp.) ("the Company"), as of August 31, 2020, and the related notes and schedules (collectively referred to as the "financial statements"). In our opinion, the balance sheet referred to above presents fairly, in all material respects, the financial position of **Robus Capital Partners LLC** as of August 31, 2020, in conformity with accounting principles generally accepted in the United States of America.

This balance sheet is the responsibility of the Company's management. Our responsibility is to express an opinion on this balance sheet based on our audit. We are a public accounting firm registered with the Public Accounting Oversight Board (United States) ("PCAOB") and are required to be independent with respect to the Company in accordance with the U.S. federal securities laws and the applicable rules and regulations of the Securities and Exchange Commission and the PCAOB.

We conducted our audit in accordance with the PCAOB. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement, whether due to error or fraud. The Company is not required to have, nor were we engaged to perform an audit of its internal control over financial reporting. As part of our audit we were required to obtain an understanding of internal control over financial reporting but not for the purpose of expressing an opinion on the effectiveness of the Company's internal control over financial reporting. Accordingly, we express no such opinion.

Our audit included performing procedures to assess the risk of material misstatement of the financial statement, whether due to error or fraud, and performing procedures that respond to those risks. Such procedures included examining, on a test basis, evidence regarding the amounts and disclosures in the financial statement. Our audit also included evaluating the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audit provides a reasonable basis for our opinion.

The Schedule I – Computation of net capital under Rule 15c 3-1 of the Securities and Exchange Commission and Schedule II – Reconciliation of aggregate indebtedness pursuant to Rule 17a-5 (D)(4) of the Securities and Exchange Commission (the "Schedules") have been subjected to audit procedures performed in conjunction with the audit of the Company's financial statements. The Schedules are the responsibility of the Company's management.



Our audit procedures included determining whether the Schedules reconcile to the financial statement or the underlying accounting and other records, as applicable, and performing procedures to test the completeness and accuracy of the information presented in the Schedules. In forming our opinion on the Schedules, we evaluated whether the Schedules, including its form and content are presented in conformity with 17 C.F.R. § 240.17a-5. In our opinion, the Schedule I – Computation of net capital under Rule 15c 3-1 of the Securities and Exchange Commission and Schedule II – Reconciliation of aggregate indebtedness pursuant to Rule 17a-5 (D)(4) of the Securities and Exchange Commission are fairly stated, in all material respects, in relation to the financial statement as a whole.

Restriction on Use
This report is intended solely to be filed in a format consistent with Form X-17A-5, of the Company's annual report filed with the Securities and Exchange Commission

We have served as the Company's auditor since 2016.

San Juan, Puerto Rico,
October 26, 2020.

CERTIFIED PUBLIC ACCOUNTANTS
(OF PUERTO RICO)
LICENSE 217
EXPIRES DECEMBER 1, 2022.
STAMP E424284
OF THE PUERTO RICO SOCIETY OF
CPAS WAS AFFIXED TO THE FILE
COPY OF THIS REPORT.

Robus Capital Partners LLC
(A wholly-owned subsidiary of Pacific Capital Corp.)

Balance Sheet
August 31, 2020

Assets

Cash	$	89,134
Other assets		400
Total assets - all current	$	89,534

Liabilities and Member's Capital

Accrued expenses	$	12,000
Due to parent company		19,194
Total liabilities - all current		31,194
Member's capital		58,340
Total liabilities and member's capital	$	89,534

Notes to Financial Statements
August 31, 2020

(1) Organization and summary of
significant accounting policies:

(a) Organization –
Robus Capital Partners LLC (a wholly-owned subsidiary of Pacific Capital Corp.) ("the Company"), is a registered broker-dealer with the Securities and Exchange Commission ("SEC") and is a member of the Financial Industry Regulatory Authority ("FINRA") and the Securities Investor Protection Corporation ("SIPC"). The Company was formed as a Limited Liability Company pursuant to Chapter XIX of the Puerto Rico Limited Liability Company Act on December 4, 2015 ("formation date") and was granted FINRA membership on June 23, 2016 ("commencement date").

The Company engages in mergers and acquisitions, including fairness opinions, and private placements on a best-efforts basis. Since the date of formation to the date of these financial statements, the Company has not generated any revenues.

The most significant accounting policies followed by the Company are the following:

(b) Summary of significant accounting policies –

(i) Basis of presentation –
The Company's fiscal year ends on August 31st of each year. All references to year in these notes to the noevaluated subsequent events through October 26, 2020, the date the financial statements were available to be issued.

(ii) Income taxes –
The Company elected to be treated as a partnership under the provisions of the 2011 Puerto Rico Internal Revenue Code. Accordingly, the Company is not subject to the payment of taxes on income, as the distributive shares of its annual income, or loss, is required to be currently reported as income or loss of the member.

The Company follows the accounting standard on accounting for uncertainty in income taxes. As a result, management assessed whether there were any uncertain tax positions which may give rise to income tax liabilities and determined that there were no such matters requiring recognition in the accompanying financial statements.

(iii) Concentration of credit risk –
Financial instruments that may potentially expose the Company to concentration of credit risk consist of cash in its bank account. The Company maintains its cash in a bank deposit account at a high-quality financial institution. At times, such deposits may exceed federal insured limits. The Company has not experienced any losses in such account.

(iv) Use of estimates –
The accompanying financial statements have been prepared in conformity with U.S. generally accepted accounting principles, which require management to make certain estimates and assumptions that affect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities at the date of the financial statements and the reported amounts of revenues and expenses during the reporting year end. Actual results could differ from those estimates.

Notes to Financial Statements
August 31, 2020

(2)   Member's capital:

The Company is governed by the terms and conditions of an Operating Agreement ("Agreement") dated December 4, 2015. The Company shall continue until terminated in accordance with the terms of the Agreement or as provided by law, including events of dissolution. The Company shall be dissolved only upon vote of all holding an interest in the Company, or the expiration of the term of the Company, if any.

The overall management and control of the Company shall be performed by management, who may, but need not, be a Member. All of the management's powers and limitations will be governed as specified and outlined in the Agreement.

(3)   Related party transactions:

The Company has related party transactions with Pacific Capital Corp. ("the Parent"). All amounts outstanding are payable within 12 months and do not bear interest. As of August 31, 2020, the total due to parent company amounted to $19,194.

Management agreement
On December 15, 2015 and as amended on November 13, 2018 and March 30, 2020, the Company entered into an expense sharing and management agreement with the Parent to provide various administrative, operational, finance and human resources services to the Company. The Company also rents office space from the Parent. See Note (4).

(4)   Commitments:
On January 19, 2016, the Company entered into a sublease agreement with Pacific Capital LLC ("the Parent") ("Sub landlord") that expired on August 31, 2017. This sublease agreement was extended for three additional years. This lease ended on August 31, 2020. The Parent entered into a new one-year lease agreement effective September 1, 2020, which will be included within the rent allocation described in Note (3) above.

(5)   Net capital requirement:

The Company is subject to the Uniform Net Capital Rule (Rule 15c3-1) promulgated by the Securities and Exchange Commission ("SEC"). Under the method of computing capital requirements adopted by the Company, net capital shall not be less than $5,000 or 6.67% of Aggregate Indebtedness, whichever is greater. Also, aggregate indebtedness shall not exceed 1,500% of net capital. As of August 31, 2020, the Company's net capital, as defined, was $57,940, which exceeded the minimum net capital requirement by $52,940.

(6)   Exemption from Rule 15c3-3:

The Company is exempt from the SEC Rule 15c3-3 pursuant to the exemptive provision under sub-paragraph (k)(2)(i). Under paragraph (k)(2)(i) of Rule 15c3-3, a broker-dealer is exempt from the Customer Protection Rule if it carries no margin accounts; promptly transmits (i.e., by noon of the business day following receipt) all customer funds and securities received and does not otherwise hold or owe money or securities to customers; and effectuates financial transactions with customers through one or more bank accounts designated as a special account for the exclusive benefit of customers.

Notes to Financial Statements
August 31, 2020

(7)   Income taxes:

The Company operates as a partnership under the provisions of the 2011 Puerto Rico Internal Revenue Code. Accordingly, the Company is not subject to the payment of taxes on income, as the distributive shares of its annual income, or loss, is required to be currently reported as income or loss of the member.

(8)   Supplementary information:

The accompanying Schedules I and II have been prepared in accordance with the requirements and general format of FOCUS Form X-17a-5.

Other schedules, such as, Statement of Changes in Liabilities Subordinated to Claims of General Creditors, Determination of Reserve Requirements, Information Relating to the Possession or Control Requirements, and Schedule of Segregation Requirements and Funds in Segregation, which are required per SEC Rule 15c3-3 are omitted as being not applicable since, during the year ended August 31, 2020, the Company had no activities that would need to be disclosed on such schedules.

(9)   Contingencies:

The Company, at times, may be involved in litigation relating to matters that arise in the ordinary course of its operations and activities. Such matters are contested by the Company's legal counsel or covered by insurance. It is management and its legal counsels' opinion, that the final outcome of such claims and legal proceedings when they arise, will not materially affect the operations of the Company.

(10)   Liquidity:

The Company's operations had been funded through Pacific Capital Corp, its parent company, which will continue to provide such funding to continue complying with its operational commitments over the next year.

(11)   Subsequent event:

On October 8th, 2020, the Company entered into a professional services agreement with a professional service firm (registered) to serve as the Chief Compliance Officer of Robus Capital Partners LLC. The agreement, with an initial term of four months, shall automatically renew monthly thereafter and requires a $4,800 monthly fee.

Schedule I - Computation of Net Capital under Rule 15c 3-1 of the Securities and Exchange Commission
August 31, 2020

Net Capital:

Total member's capital	$	58,340
Less- Non-allowable assets-		
Other assets		(400)
Net capital	$	57,940

Aggregate indebtedness:

Items included in the accompanying balance sheet-		
Accrued expenses	$	12,000
Due to parent company		19,194
Total aggregate indebtedness	$	31,194

Computation of basic net capital requirement:

Minimum net capital required (aggregate indebtedness * 6.67%)	$	2,080
Minimum dollar net capital requirement	$	5,000
Net capital requirement (highest of above amounts)	$	5,000
Excess net capital (net capital - $5,000)	$	52,940
Net capital less the greater of 10% of aggregate indebtedness or 120% of minimum dollar net capital requirement	$	51,940
Ratio: Aggregate indebtedness to net capital		53.84%

Robus Capital Partners LLC
(A wholly-owned subsidiary of Pacific Capital Corp.)

Schedule II - Reconciliation of Aggregate Indebtedness Pursuant to Rule 17A-5 (D)(4)
of the Securities and Exchange Commission
August 31, 2020

Reconciliation with Company's computation (included in Part IIA Form X-17A-5 as of August 31, 2020):

Net capital, as reported in Company's Part IIA		
(Unaudited) FOCUS report	$	55,649
Net audit adjustments		2,291
Net capital per above	$	57,940
Aggregate indebtedness as reported in		
Company's Part IIA (Unaudited) FOCUS report	$	33,485
Audit adjustments		(2,291)
Schedule I	$	31,194